SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 15, 2018

List of materials

Documents attached hereto:

i) Press release Announcement: Notice Regarding the Sale by Sony Music Entertainment (Japan) Inc. of its SME Ichigaya Building, SME Nogizaka Building and their Related Premises

February 15, 2018
Sony Corporation

Sony Corporation Announces Sale of Real Estate Held by its Wholly-owned Subsidiary

As stated in the attached press release, Sony Music Entertainment (Japan), a wholly-owned subsidiary of Sony Corporation (“Sony”), today announced that it has executed definitive agreements regarding the sale of its SME Ichigaya Building (Shinjuku-ku, Tokyo), SME Nogizaka Building (Minato-ku, Tokyo) and their related premises.

As a result of the sale, Sony expects to realize a gain of approximately 10 billion yen to be recorded as operating income in the fourth quarter of the fiscal year ending March 31, 2018.

The impact of this sale on Sony's consolidated financial results for the fiscal year ending March 31, 2018 is currently being evaluated, along with various other factors.

For further details, please refer to the attached press release.

PRESS RELEASE
February 15, 2018
Sony Music Entertainment (Japan) Inc.

Notice Regarding the Sale by Sony Music Entertainment (Japan) Inc. of its
SME Ichigaya Building,
SME Nogizaka Building and their Related Premises

Sony Music Entertainment (Japan) Inc. (Headquarters: Chiyoda-ku, Tokyo; Representative Director: Michinori Mizuno) today announced that as of February 15, 2018, it has executed definitive agreements regarding the sale of its SME Ichigaya Building (Shinjuku-ku, Tokyo), SME Nogizaka Building (Minato-ku, Tokyo) and their related premises, with the aim of enhancing overall integration and business efficiency within the Sony Music group in Japan.

Upon the sale of these buildings and premises, the new secondary hub of the Sony Music group in Japan will be relocated to floors 12 through 15 of Midtown Tower in Tokyo Midtown (Minato-ku, Tokyo).

Sony Music Studios Tokyo, located in the SME Nogizaka Building, will continue to be operated in the same building following the sale, upon the signing of a lease agreement with the buyer.

End of document

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